Pricing Supplement dated July 19, 2022 (To Prospectus dated December 9, 2021 and Prospectus Supplement dated December 9, 2021) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(5) File No. 333-261575

Senior Medium-Term Notes Series J

(U.S. $ Fixed Rate/Floating Rate)

$500,000,000 4.596% Fixed Rate/Floating Rate Callable Senior Notes Due 2030

Trade Date: July 19, 2022

Original Issue Date: July 26, 2022

Principal Amount: $500,000,000

Net Proceeds (Before Expenses) to Issuer: $499,250,000

Price to Public: 100.000% plus accrued interest, if any, from July 26, 2022

Commission/Discount: 0.150%

Agent’s Capacity: ☒ Principal Basis ☐ Agency Basis

Maturity Date: July 26, 2030

Fixed Rate Period: July 26, 2022 to but excluding July 26, 2029

Floating Rate Period: July 26, 2029 to but excluding July 26, 2030

Interest Payment Dates during the Fixed Rate Period: Semi-annually on the 26th day of January and July of each year, commencing January 26, 2023 and ending on July 26, 2029

Interest Rate during Fixed Rate Period: 4.596% per annum

Day Count Convention During the Fixed Rate Period: 30/360

Interest Payment Dates during the Floating Rate Period: Quarterly on the 26th day of January, April, July and October of each year, commencing on October 26, 2029

Interest Rate during Floating Rate Period: Compounded SOFR (as defined in the Prospectus Supplement), as determined in accordance with the provisions set forth in the Prospectus, Prospectus Supplement and this Pricing Supplement, plus the Spread. In no event will the Interest Rate for any Floating Rate Period Interest Period be less than the Minimum Interest Rate.

Floating Rate Period Interest Period: (i) the period from and including any Interest Payment Date (or with respect to the initial Floating Rate Interest Period during the Floating Rate Period only, from and including July 26, 2029) to, but excluding, the next succeeding Interest Payment Date; (ii) in the case of the last such period, the period from and including the Interest Payment Date immediately preceding the Maturity Date to, but excluding, the Maturity Date; or (iii) in the event of any redemption of the Notes, from and including the Interest Payment Date immediately preceding the applicable redemption date to, but excluding, such redemption date.

Base Rate or Benchmark during the Floating Rate Period: Compounded SOFR

Floating Rate Period Spread: +175.5 basis points

Minimum Interest Rate: 0%

Day Count Convention during the Floating Rate Period: Actual/360

Business Day Convention: During the Fixed Rate Period, following, unadjusted. If any Interest Payment Date during the Fixed Rate Period falls on a day that is not a Business Day, the payment of interest will be made on the next succeeding Business Day, and no additional interest will accrue on account of such postponement. During the Floating Rate Period, modified following, adjusted. If any Interest Payment Date during the Floating Rate Period falls on a day that is not a Business Day (other than an Interest Payment Date that is also the Maturity Date or a redemption date, if applicable), such Interest Payment Date will be postponed to the following Business Day, except that, if the next Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date or a redemption date, if applicable, falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no additional interest will accrue from and after the Maturity Date or redemption date, as applicable.

Optional Redemption Date: July 26, 2029

Redemption Commencement Date: May 24, 2030

Redemption Price: 100% of the principal amount of the Notes redeemed

Optional Redemption: Redeemable at the option of the issuer (i) in whole, but not in part, on the Optional Redemption Date or (ii) in whole or in part from time to time on or after the Redemption Commencement Date, in each case at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption, on written notice given to the registered holders of the Notes not less than 5 nor more than 30 calendar days prior to the date of redemption.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	☒	Book Entry

	☐	Certificated

Redemption:	☐	The Notes cannot be redeemed prior to maturity

	☒	The Notes may be redeemed prior to maturity

Repayment:	☒	The Notes cannot be repaid prior to maturity

	☐	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	☐	Yes ☒ No

With respect to the Notes, the definition of Floating Rate Interest Period above supersedes the definition of “Interest Period” appearing in the accompanying Prospectus Supplement under “Description of Medium-Term Notes—Compounded SOFR Notes.”

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities—Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture—Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

United States Federal Income Tax Consequences: The Company believes that the Notes should not be treated as issued with original issue discount for United States federal income tax purposes. See the discussion in the prospectus supplement under “United States Federal Income Tax Consequences” for a discussion of the United States federal income tax consequences of investing in the Notes.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to UK Retail Investors” in the prospectus supplement.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
BofA Securities, Inc.	$130,000,000
Credit Suisse Securities (USA) LLC	$130,000,000
Morgan Stanley & Co. LLC	$130,000,000
BNY Mellon Capital Markets, LLC	$40,000,000
BMO Capital Markets Corp.	$17,500,000
Intesa Sanpaolo S.p.A.	$17,500,000
NatWest Markets Securities Inc.	$17,500,000
CastleOak Securities, L.P.	$6,250,000
MFR Securities, Inc.	$6,250,000
Security Capital Brokerage, Inc.	$2,500,000
Tigress Financial Partners LLC	$2,500,000

Total:	$500,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this pricing supplement, or “T+5”. Trades of securities in the secondary market generally are required to settle in two business days, referred to as “T+2”, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes more than two business days before the Original Issue Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

We estimate that we will pay approximately $130,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.